175 East 400 South, Suite 1000	Phone: 801.303.5730	VINCENT REES
Salt Lake City, UT 84111	Fax: 801.328.4948

April 19, 2006

The Board of Directors

1808 South 1st Avenue

Phoenix, AZ 85003

Re: Registration of Universal Fog, Inc. Common Stock

Ladies and Gentlemen:

This firm has been retained by Universal Fog, Inc. (the “Company”) in connection with the Company’s registration of up to 15,557,800 shares of its common stock (the “Common Stock”) on Amendment No. 3 to Form SB-2 (the “Registration Statement”). You have requested that we render an opinion as to whether the Common Stock to be registered pursuant to the Registration Statement was when issued and is, fully paid and non-assessable.

In connection with this representation we have examined the following:

1.	Articles of Incorporation, as amended by the Company;

2.	The Bylaws of the Company; and

3.	Unanimous consents, resolutions and minutes of the Board of Directors.

We have examined such other corporate records and documents and have made such other examinations as we deemed relevant. We have also examined relevant aspects of the laws of the State of Delaware, including statutory provisions, Delaware constitutional law and reported judicial decisions interpreting such laws. We have also relied as to certain matters of fact upon representations made to us by officers and agents of the Company.

Based upon the above examination, we are of the opinion that the Company has been duly incorporated and is validly existing and in good standing as a corporation under the laws of the State of Delaware; and, that the shares of Common Stock to be registered pursuant to the Registration Statement, were, when issued, validly authorized, fully paid, and non-assessable.

This letter will act as authorization for utilization of our firm’s name in the Prospectus as contained in the Registration Statement, and for utilization of the Opinion of Counsel and reference to the same in the Registration Statement.

Very truly yours,

/s/ Vincent & Rees, LC

Vincent & Rees, LC